UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
OTACA

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
August 10, 2020

Physical address of issuer
36 Argonaut Suite 100, Aliso Viejo, CA 92656

Website of issuer
https://otacatequila.com/home

Name of intermediary through which the Offering will be conducted
Fundivations, Inc., a Delaware Corporation, DBA Title3Funds

CIK number of intermediary
0001685995

SEC file number of intermediary
007-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the dollar amount received from investors from the proceeds of this Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
That number of shares of Common Stock equal to 2% of the number of shares issued to investors pursuant to this Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Financial Services

Type of security offered
Shares of Common Stock

Target number of Securities to be offered
5,715 Shares

Price (or method for determining price)
$1.75

Target offering amount
$10,001.25

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$4,999,998.50 less $726,619 sold in a Regulation CF offering that closed April 1, 2022

Deadline to reach the target offering amount
September 1, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	6 months ended January 31, 2022	fiscal year-end ended July 31, 2021
Total Assets	$849,815	$626,728
Cash & Cash Equivalents	$642,714	$11,353
Accounts Receivable	$30,758	$0.00
Short-term Debt	$96,228	$67,554
Long-term Debt	$500,000	$500,000
Revenues/Sales	$134,671	$0.00
Cost of Goods Sold	$59,833	$0.00
Taxes Paid	$13,233	$0.00
Net Income	$(472,973)	$(203,659)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Originally Filed July 15, 2022
Amended July 21, 2022

FORM C

Up to $ 4,999,998.50[1]

OTACA
A California corporation



Shares of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by OTACA, a California Corporation (the "**Company**," or "**OTACA**" as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Common Stock of the Company (the "**Securities**").

Investors in Securities are sometimes referred to herein as "**Purchasers**." The Company intends to raise at least $10,000.00 and up to $4,999,998.50 from Investors in the offering of Securities described in this Form C (this "**Offering**"). The minimum amount of Securities that can be purchased is $250.25 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase

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[1] Less $726,619 sold in a Reg CF offering that closed April 1, 2022.

Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Fundivations, Inc., dba Title3Funds ("**Title3Funds**" or the "**Intermediary**"). The Intermediary will be entitled to receive 7.0% of the dollar amount received from investors from the proceeds of this Offering. and that number of shares of Common Stock equal to 2% of the number of shares issued to investors pursuant to this Offering with respect to the purchase and sale of the Securities.

	Price to Investors	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$250.25	$17.52	$232.73
Aggregate Minimum Offering Amount	$10,001.25	$700.09	$9,301.16
Aggregate Maximum Offering Amount	$4,999,998.50(2)	$349,999.90	$4,649,998.60

(1)   The Intermediary will receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering. This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   Less $726,619 sold in a Reg CF offering that closed April 1, 2022.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its

website at https://otacatequila.com/home no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 21, 2022, amending a Form C originally filed July 15, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL FINANCIAL SERVICES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes

no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://otacatequila.com/home

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of

the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

OTACA ("Once Tried, Always Craved Agave®") was formed in August 2020 to create and market a super-premium artisanal sipping tequila. In the 9 months since launch, we have successfully established a strong presence in Southern California, with placement in over 250 locations, including Red O, Javier's, Pelican Hill, Disneyland, Mastro's, and all Total Wine and More locations in California. Our OTACA® tequila has garnered Gold and Double Gold awards from the Proof Awards Las Vegas, the coveted Double Gold award from *Cigar and Spirit* magazine, and the gold award from Tequila and Mezcal Masters 2022 and Double gold form the sought-after Global Sip Awards. Our current distributor is OTACA Spirit distributors (self-distribution). With plans to add to our product selection, we plan to expand distribution throughout the United States, Canada, Europe and South America during the remainder of calendar 2022.

OTACA ("OTACA") was incorporated in California on August 10, 2020. Our principal office address is 36 Argonaut, Suite 100, Aliso Viejo, California 92656. Our telephone number is (949) 569-8899 and our website is www.OTACAtequila.com. Instagram @OTACA_tequila. Facebook OTACA Tequila. Our website and social media information is provided solely to disclose their role in our marketing, and in the event of any conflict between this Form C and these other resources, this Form C shall control.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

OTACA ("Once Tried, Always Craved Agave®") was formed in August 2020 to create and market a super-premium artisanal sipping tequila. In the 22 months since inception, we have successfully established a strong presence in Southern California. Product to market has only been 6 months, with placement in over 300 locations, including Red O, Mastro's, Disneyland, Pelican Hill Javier's, as well as all Total Wine and More locations in California. Our tequila has garnered Gold and Double Gold awards from the Proof Awards Las Vegas, Double gold from the SIP awards and the coveted Double Gold award from *Cigar and Spirit* magazine. Having secured a long-term blue agave supply, and with plans to add to our product selection, we plan to expand distribution throughout the United States, Canada, Europe and South America by the end of 2022.

The Offering [2]

Minimum amount of Shares of Common Stock being offered	5,715
Total Shares of Common Stock outstanding after Offering (if minimum amount reached)	20,459,954
Maximum amount of Shares of Common Stock	2,857,143
Total Shares of Common Stock outstanding after Offering (if maximum amount reached)	23,514,427
Purchase price per Security	$1.75
Minimum investment amount per investor	$250.25
Offering deadline	July 20, 2023
Use of proceeds	See the description of the use of proceeds on page 38 hereof.
Voting Rights	The Securities are entitled to one vote per share, provided that shares issued pursuant to

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[2] Does not include (i) up to 3,333,333 "Units" which may be offered and sold in our concurrent offering to accredited investors pursuant to Regulation D, Rule 506(c) of the Securities Act at $1.50 per Unit; each Unit consisting of one share of Common Stock and one two-year warrant to purchase Common Stock at a price of $2.00 per share; (ii) 949,136 shares of Common Stock issuable upon exercise of options or performance under marketing agreements; (iii) 356,095 shares reserved for issuance pursuant to the Company's Equity Incentive Plan, (iv) 350,000 shares reserved for issuance to Allysar LLC per a Marketing Services Agreement, or (v) 203,045 phantom shares awarded to Nick Cucuk.

	the Offering shall be subject to an irrevocable proxy held by the Board of Directors until terminated or upon the occurrence of an initial public offering. See the detailed description of the voting rights on page 50 hereof.

RISK FACTORS

Buying Securities involves a high degree of risk. In addition to the negative implications of all information and financial data included in or referred to directly in this Form C, potential investors should consider the following Risk Factors before making an investment in the Securities. This Form C contains forward-looking statements and information concerning OTACA, its plans, and other future events. These statements should be read together with the discussion of Risk Factors set forth below, because those Risk Factors could cause actual results to differ materially from such forward-looking statements.

Risks Related to the Company's Business and Industry

Risks of expansion of our business arise due to our limited operating history. Historically we have had a limited number of employees. As we obtain customers, we will be required to establish a corporate infrastructure. Our continued growth and profitability depend on our ability to successfully realize our growth strategy by building our brand identity, and expanding our selection of super-premium tequila and sales thereof. We cannot assure that our efforts will be successful nor that we will not incur unforeseen administrative and compliance costs.

In particular, the growth of our business is primarily dependent on the ability of our marketing team to place our tequila with wholesalers, distributors, and retail chains. Retail shelf space and bar space are limited, and we will be competing with innumerable other distilled spirts brands for shelf space and bar space. We also have only secured 245 acres of plantings to supply our production needs. Due to the geographical limitations on the planting of blue agave plants imposed by law, soil fertility and climate, there is a limited amount of suitable land available for cultivation of the blue agave plant, and land prices may grow significantly in the future. These factors could adversely impact our growth and profitability in the future.

Capital and credit market conditions may adversely affect our access to various sources of capital and/or the cost of capital, which could impact our business activities, dividends, earnings and Common Stock price, among other things. Our failure to obtain capital may significantly restrict our proposed operations. We need capital to operate and fund our business plan. We do not know what the terms of any future capital raising may be, but any future sale of our equity securities will dilute the ownership of existing stockholders and could be at prices substantially below the price of the Securities sold in this offering. Our failure to obtain the capital, which we require, may result in the slower implementation or curtailment of our business plan.

Dependence on Key Personnel. We depend on key personnel, including Nicole and Anthony Accetta, Nick Cucuk, and Joel Garcia Barreto, and other current and future members of

management, and the loss of services of one or more members of our senior management team or our marketing team or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and existing and prospective industry participants, which could negatively affect our financial condition, results of operations, cash flow and trading price of our Common Stock.

The supply of quality water, agricultural, and other raw materials, certain raw materials and packaging materials purchased under short-term supply contracts, limited group of suppliers of glass bottles may adversely affect our ability to produce tequila. The quality and quantity of water available for use is important to the supply of our agricultural raw materials, bottling and our ability to operate our business. Water is a limited resource in many parts of Mexico, and if climate patterns change and droughts become more severe, there may be a scarcity of water or poor water quality which may affect our production costs or impose capacity constraints. We are dependent on sufficient amounts of quality water for operation of our and distillery, as well as to irrigate in the event of any drought. If water available to our operations or the operations of our suppliers becomes scarce or the quality of that water deteriorates, we may incur increased production costs or face manufacturing constraints. In addition, water purification and waste treatment infrastructure limitations could increase costs or constrain operation of our production facilities and vineyards. A substantial reduction in water supplies could result in material losses of blue agave plants, which could severely constrain our supply. Although we anticipate our operations will have adequate sources of water to support their on-going requirements, there is no guarantee that the sources of water, methods of water delivery, or water requirements will not change materially in the future. We may incur additional expenses for improving water delivery and securing additional water sources.

Our distillery uses fuel and electricity. Certain raw materials and packaging materials are purchased under contracts of varying maturities. The supply, on-time availability and price of energy, raw materials, and packaging material can be affected by many factors beyond our control, including market demand, global geopolitical events (especially as to their impact on crude oil prices), droughts, storms, and other weather conditions or natural or man-made events, economic factors affecting growth decisions, inflation, plant diseases, and theft.

Our distillery is also dependent upon an adequate supply of glass bottles. Glass bottle costs are one of our largest components of cost of product sold. In the U.S. and Mexico, glass bottles have only a small number of producers. Currently, one producer supplies all of our glass container requirements. We believe that we could locate alternate suppliers, but changing suppliers may cause significant delays in productions, and other disruptions in our supply chains could impact our ability to continue production. To the extent any of the foregoing factors increases the costs of our finished products or lead to a shortage of our product supply, we could experience a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

There are economic and political uncertainties associated with our international operations. Our products are produced in Mexico, our headquarters are in the United States, and, as we expand international sales, we will be increasingly operating on an international basis.

The countries in which we operate and distribute our tequila impose duties, excise taxes, and/or other taxes on beverage alcohol products, and/or on certain raw materials used to produce our beverage alcohol products, in varying amounts. Governmental bodies may propose changes to international trade agreements, treaties, tariffs, taxes, and other government rules and regulations including but not limited to environmental treaties and regulations. Significant increases in import and excise duties or other taxes on, or that impact, beverage alcohol products could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations. Any such tariffs, particularly on imports from Mexico and any retaliatory tariffs imposed by the Mexican government, may have a material adverse effect on our results of operations, including our sales and profitability.

In addition, governmental agencies extensively regulate the beverage alcohol products industry concerning such matters as licensing, warehousing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. Certain regulations also require warning labels and signage. New or revised regulations or increased licensing fees, requirements, or taxes could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations. Additionally, various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products because of what our products contain or allegations that our products cause adverse health effects. If these types of requirements become applicable to one or more of our major products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

These uncertainties and changes, as well as the decisions, policies, and economic strength of our suppliers and distributors, could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

We are dependent on limited distillation facilities for production of our tequila, expansion and construction issues, and the need to expend significant amounts for inventory. We are dependent on a Jalisco distillery operated by a third party as our sole production site, both now as well as for the near-term. We may be required to locate an alternate distillery if our sales grow and our current distillery cannot fulfill all our production needs. Expansion of current production facilities and any construction of new production facilities are subject to various regulatory and developmental risks, including but not limited to: the ability to obtain timely certificate authorizations, necessary approvals and permits from regulatory agencies and on terms that are acceptable to us or third parties with whom we contract; (ii) potential changes in federal, state, and local statutes and regulations, including environmental requirements, that prevent a project from proceeding or increase the anticipated cost of the project; (iii) inability to acquire rights-of-way or land or water rights on a timely basis on terms that are acceptable to us or third parties with whom we contract ; (iv) inability to acquire the necessary energy supplies, including electricity, natural gas, and diesel fuel; or (v) a temporary halt in construction activities due to COVID-19. Any of these events could delay the expansion or construction of our production facilities.

We may not be able to satisfy our product supply requirements for our tequila in the event of a significant disruption, partial destruction, or total destruction of our distillery, or difficulty shipping raw materials and product into or out of the U.S., or temporary inability to produce our

product due to closure or lower production levels of our distillery as a result of COVID-19. A significant disruption at the Jalisco distillation and bottling facility, even on a short-term basis, could impair our ability to produce and ship products to market on a timely basis. Alternative facilities with sufficient capacity or capabilities may not readily be available, may cost substantially more or may take a significant time to start production, any of which could have a material adverse effect on our product supply, business, liquidity, financial condition, and/or results of operations.

Also, production facilities are asset intensive. As our operations are concentrated in one facility, we are more likely to experience a significant operational disruption or catastrophic loss from acts of war or terrorism, fires, floods, earthquakes, severe winter storms, hurricanes, pandemics, labor strike, or other labor activities. If a significant operational disruption or catastrophic loss were to occur, we could breach agreements, our reputation could be harmed, and our business, liquidity, financial condition, and/or results of operations could be adversely affected due to higher maintenance charges, unexpected capital spending, or product supply constraints.

We do not currently have insurance coverage payable to us in the event of any disruption of production. In general, insurance policies do not cover certain types of catastrophes and may not cover certain events such as pandemics. Economic conditions and uncertainties in global markets may adversely affect the cost and other terms upon which we are able to obtain property damage and business interruption insurance. Because of these factors, we may be at greater risk that we may experience an adverse impact to our business, liquidity, financial condition, and/or results of operations.

Pandemics, such as the current global COVID-19 virus, outbreaks of communicable infections or diseases, or other public health concerns in the markets in which our consumers or employees live and/or in which we or our distributors, retailers, and suppliers operate. Disease outbreaks and other public health conditions could result in disruptions and damage to our business caused by potential negative consumer purchasing behavior as well as disruption to our supply chains, production processes, and operations. Consumer purchasing behavior may be impacted by reduced consumption by consumers who may not be able to leave home or otherwise shop in a normal manner as a result of quarantines or other cancellations of public events and other opportunities to purchase our products, from bar and restaurant closures, or from a reduction in consumer discretionary income due to reduced or limited work and layoffs. Supply disruption may result from restrictions on the ability of employees and others in the supply chain to travel and work, such as caused by quarantine or individual illness, or which may result from border closures imposed by governments to deter the spread of communicable infection or disease, or determinations by us or our suppliers or distributors to temporarily suspend operations in affected areas, or other actions which restrict the ability to distribute our products or which may otherwise negatively impact our ability to produce, bottle and ship our product, for our distributors to distribute our products, or for our suppliers to provide us our raw materials. Ports or channels of entry may be closed or operate at only a portion of capacity, or transportation of product within a region or country may be limited, if workers are unable to report to work due to travel restrictions or personal illness. Our operations and the operations of our suppliers may become less efficient or otherwise become negatively impacted if our executive leaders or other personnel critical to our operations are unable to work or if a significant percentage of the workforce is unable to work or

is required to work from home. Our cyber-security could be compromised if persons who are forced to work from home do not maintain adequate information security. A prolonged quarantine or border closure could result in temporary or longer-term disruptions of sales patterns, consumption and trade patterns, supply chains, production processes, and operations. A widespread health crisis, such as the COVID-19 pandemic, could negatively affect the economies and financial markets of many countries resulting in a global economic downturn which could negatively impact demand for our products and our ability to borrow money. Any of these events could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Climate change and environmental regulatory compliance could adversely affect our business. Our business depends upon agricultural activity and natural resources. There has been much public discussion related to concerns that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. Severe weather events, such as drought or flooding, or an unexpectedly severe winter in Mexico, and climate change may negatively affect agricultural productivity in the regions from which we presently source our various agricultural raw materials or the energy supply powering our production facilities. Decreased availability of our raw materials may increase the cost of goods for our products. Severe weather events or changes in the frequency or intensity of weather events can also disrupt our supply chain, which may affect production operations, insurance cost and coverage, as well as delivery of our products to wholesalers, retailers, and consumers. Natural disasters such as severe storms, floods, and earthquakes may also negatively impact the ability of consumers to purchase our products.

We may experience significant future increases in the costs associated with environmental regulatory compliance, including fees, licenses, and the cost of capital improvements for our operating facility to meet environmental regulatory requirements. In addition, we may be party to various environmental remediation obligations arising in the normal course of our business. We may incur costs associated with environmental compliance arising from events we cannot control, such as unusually severe floods, hurricanes, earthquakes, or fires. We cannot assure that our costs in relation to these matters will not exceed our projections or otherwise have a material adverse effect upon our business, liquidity, financial condition, and/or results of operations.

Reliance on wholesale distributors, major retailers, and government agencies Local market structures and distribution channels vary worldwide. In the U.S., we sell our products principally to retailers and restaurants at this time, but in the future, we plan to increase sales by marketing to wholesalers for resale to retail outlets. We have no distribution agreement to date.   Wholesalers and retailers of our products offer products which compete directly with our products for retail shelf space, promotional support and consumer purchases, and wholesalers or retailers may give higher priority to products of our competitors. The replacement or poor performance of our major wholesalers, retailers, or government agencies could result in temporary or longer-term sales disruptions or could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Contamination and degradation of product quality from diseases, pests, and the effects of weather and climate conditions.   Contamination, whether arising accidentally or through

deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could adversely affect sales. Various diseases, pests, fungi, viruses, drought, frosts, and certain other weather conditions or the effects of climate conditions, such as smoke taint from wildfires, could affect the quality and quantity of our blue agave supply, decreasing the supply and quality of our products. Similarly, power disruptions due to weather conditions could adversely impact our production processes and the quality of our products. We cannot guarantee that we and/or our suppliers of agricultural raw materials will succeed in preventing contamination in existing and/or future fields. Future government restrictions regarding the use of agricultural raw materials may increase vineyard costs and/or reduce production of grapes or other crops. It is also possible that a supplier may not provide materials or product components which meet our required standards or may falsify documentation associated with the fulfillment of those requirements.

Product contamination or tampering or the failure to maintain our standards for product quality, safety, and integrity, including with respect to raw materials, naturally occurring compounds, packaging materials, or product components obtained from suppliers, may also reduce demand for our products or cause production and delivery disruptions. Contaminants or other defects in raw materials, packaging materials, or product components purchased from third parties and used in the production of our tequila products, or defects in the fermentation or distillation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and may result in reduced sales of the affected brand or all our brands.

If any of our products become unsafe or unfit for consumption, are misbranded, or cause injury, we may have to engage in a product recall and/or be subject to liability and incur additional costs. A widespread product recall, multiple product recalls, or a significant product liability judgment could cause our products to be unavailable for a period, which could further reduce consumer demand and brand equity.

Strategic Risks

Potential decline in the consumption of products we sell. Our business depends upon consumers' consumption of our tequila. Consumer preferences and tastes may shift due to, among other reasons, changing taste preferences, demographics, or perceived value. Consequently, any material shift in consumer preferences and taste in our major markets away from our OTACA brand, or from super premium spirits, could have a negative impact on our business, liquidity, financial condition, and/or results of operations. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies may be put into effect to deal with the spread of COVID-19, and changes in leisure, dining, and beverage consumption patterns. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

- a general decline in economic or geopolitical conditions;
- concern about the health consequences of consuming beverage alcohol products and about drinking and driving;
- a general decline in the consumption of beverage alcohol products in on-premise establishments, which may result from stricter laws relating to driving while under the influence of alcohol;

- the increased activity of anti-alcohol groups;
- increased federal, state, provincial, and foreign excise, or other taxes on beverage alcohol products and possible restrictions on beverage alcohol advertising and marketing;
- increased regulation placing restrictions on the purchase or consumption of beverage alcohol products or increasing prices due to the imposition of duties or excise tax or changes to international trade agreements or tariffs;
- inflation; and
- wars, health epidemics or pandemics, quarantines, weather, and natural or man-made disasters.

Dependence upon trademarks and proprietary rights, failure to protect our intellectual property rights. Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights. We have been granted a trademark registration covering our brand, and products and expect to continue to file, trademark applications seeking to protect newly developed brands and products. We cannot be sure that trademark registrations will be issued with respect to any of our trademark applications. We could also, by omission, fail to timely renew or protect a trademark and our competitors could challenge, invalidate, or circumvent any existing or future trademarks issued.

Class action or other litigation relating to abuse of our products, the misuse of our products, product liability, or marketing or sales practices. There has been public attention directed at the beverage alcohol industry, which we believe is due to concern over problems related to harmful use of alcohol, including drinking and driving, underage drinking and health consequences from the misuse of alcohol. We could be exposed to lawsuits relating to product liability or marketing or sales practices. Adverse developments in lawsuits concerning these types of matters or a decline in the social acceptability of beverage alcohol products that may result from lawsuits could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

General Risks

International operations, worldwide and domestic economic trends and financial market conditions, geopolitical uncertainty, or changes to international trade agreements and tariffs, import and excise duties, other taxes, or other governmental rules and regulations. Risks associated with international operations, any of which could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations, include:

- changes in local political, economic, social, and labor conditions;
- potential disruption from socio-economic violence, including terrorism and drug-related violence;
- restrictions on foreign ownership and investments or on repatriation of cash earned in countries outside the U.S.;
- import and export requirements and border accessibility;
- currency exchange rate fluctuations;
- a less developed and less certain legal and regulatory environment in some countries, which, among other things, can create uncertainty regarding contract enforcement,

intellectual property rights, privacy obligations, real property rights, and liability issues; and

- inadequate levels of compliance with applicable anti-bribery laws, including the Foreign Corrupt Practices Act.

Unfavorable global or regional economic conditions, including economic slowdown and the disruption, volatility, and tightening of credit and capital markets, as well as unemployment, tax increases, governmental spending cuts, or a return of high levels of inflation, could affect consumer spending patterns and purchases of our products. These could also create or exacerbate credit issues, cash flow issues, and other financial hardships for us and our suppliers, distributors, retailers, and consumers. The inability of suppliers, distributors, and retailers to access liquidity could impact our ability to produce and distribute our products.

We are also exposed to risks associated with interest rate fluctuations. We could experience changes in our ability to manage fluctuations in interest rates and, accordingly, there can be no assurance that we will be successful in reducing those risks.

We could also be affected by nationalization of our international operations, unstable governments, unfamiliar or biased legal systems, intergovernmental disputes or animus against the U.S. Any determination that our operations or activities did not comply with applicable U.S. or foreign laws or regulations could result in the imposition of fines and penalties, interruptions of business, terminations of necessary licenses and permits, and other legal and equitable sanctions.

Damage to our reputation. The success of our brand depends upon the positive image that consumers have of that brand and maintaining a good reputation is critical to selling our branded products. Our reputation could also be impacted negatively by public perception, adverse publicity (whether or not valid, such as the similarity of the name of certain of our brands or trademarks and a type of virus), negative comments in social media, or our responses relating to:

- a perceived failure to maintain high ethical and ESG standards and practices for all our operations and activities;
- a perceived failure to address concerns relating to the quality, safety, or integrity of our products, including from contamination, whether arising accidentally or through deliberate third-party action;
- allegations that we, or persons associated with us or formerly associated with us, have violated applicable laws or regulations, including but not limited to those related to safety, employment, discrimination, harassment, whistle-blowing, privacy, corporate citizenship, improper business practices, or cyber-security;
- our environmental impact, including use of agricultural materials, packaging, water and energy use, and waste management; or
- efforts that are perceived as insufficient to promote the responsible use of alcohol.

Failure to comply with federal, state, or local laws and regulations, maintain an effective system of internal controls, provide accurate and timely financial statement information, or protect our information systems against service interruptions, misappropriation of data, or breaches of security, could also hurt our reputation. Damage to our reputation or loss of consumer confidence

in our products for any of these or other reasons could result in decreased demand for our products and could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations, as well as require additional resources to rebuild our reputation, competitive position and brand equity and renew investor confidence.

Competition. We are in a highly competitive industry and our sales could be negatively affected by numerous factors including:

- our inability to maintain or increase prices;
- new entrants in our market or categories;
- the decision of wholesalers, retailers, or consumers to purchase competitors' products instead of ours; or
- a general decline in beverage alcohol consumption due to consumer dietary preference changes or consumers substituting legalized marijuana or other similar products in lieu of beverage alcohol.

Sales could also be affected by pricing, purchasing, financing, operational, advertising, or promotional decisions made by wholesalers, state and other local agencies, and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general, and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons. We cannot guarantee that we will be able to increase our prices to pass along to our customers any increased costs we incur.

Consolidation among spirits producers, distributors, wholesalers, suppliers, or retailers and the increased growth and popularity of the e-commerce environment across the consumer product goods market, which has accelerated during the COVID-19 pandemic and the resulting quarantines, "stay at home" orders, travel restrictions, retail store closures, social distancing requirements, and other government action, could create a more challenging competitive landscape for our products. Consolidation at any level could hinder the distribution and sale of our products as a result of reduced attention and resources allocated to our brands both during and after transition periods, because our brands might represent a smaller portion of the new business portfolio. Furthermore, consolidation of distributors may lead to the erosion of margins as newly consolidated distributors take down prices. Changes in distributors' strategies, including a reduction in the number of brands they carry, the allocation of shelf space for our competitors' brands, or private label products, may adversely affect our growth, business, financial results, and market share. Expansion into new product categories by other suppliers, or innovation by new entrants into the market, could increase competition in our product categories. For example, we have observed an increase in diversification by various consumer goods companies such as the entrance of both traditional beer and soft drink companies into the RTD market and the entrance of both beer and spirits companies into the cannabis market – expanding the potential for competition in the spirits market from various sectors of the consumer goods industry.

Changes to tax laws, fluctuations in our effective tax rate, accounting for tax positions, and the resolution of tax disputes, and changes to accounting standards, elections, or assertions. The U.S. federal budget and individual state, provincial, local municipal budget deficits, or deficits in

other governmental entities, could result in increased taxes on our products, business, customers, or consumers. Various proposals to increase taxes on beverage alcohol products have been made at the federal and state levels or at other governmental bodies in recent years. Federal, state, provincial, local, or foreign governmental entities may consider increasing taxes upon beverage alcohol products as they explore available alternatives for raising funds.

In addition, significant judgment is required to determine our effective tax rate and evaluate our tax positions. Our provision for income taxes may in the future include a provision for uncertain tax positions. Fluctuations in federal, state, local, and foreign taxes, or a change to uncertain tax positions, including related interest and penalties, may impact our effective tax rate and our financial results. When tax matters arise, several years may elapse before such matters are audited and finally resolved. Unfavorable resolution of any tax matter could increase our effective tax rate and resolution of a tax issue may require the use of cash in the year of resolution.

U.S. tax changes or changes in how international corporations or operations are taxed, including changes in how existing tax laws are interpreted or enforced, or changes to accounting standards, elections or assertions could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

The inherent uncertainty in supply/demand forecasting could adversely affect our business, particularly with respect to our aged products. There is an inherent risk of forecasting imprecision in determining the quantity of aged and maturing products to produce and hold in inventory in a given year for future sale. The forecasting strategies we may use to balance product supply with fluctuations in consumer demand may not be effective for particular years or products. For example, our proposed Añejo tequila will require long-term maturation – up to eight years – making forecasts of demand for such products in future periods subject to significant uncertainty. Our tequila supply is also dependent on the growth cycle of our agave plants which take approximately eight years to reach maturity, requiring us to make forecasts of demand for our tequilas over a long-time horizon to determine in advance how much agave to plant. Factors that affect our ability to forecast accurately include changes in business strategy, market demand, consumer preferences, macroeconomic conditions, introductions of competing products, and other changes in market conditions. Any forecasting error could lead to our inability to meet the objectives of our business strategy, failure to meet future demand, or a future surplus of inventory and consequent write-down in value of raw materials. If we are unable to accurately forecast demand for our products or efficiently manage inventory, this may have a material adverse effect on our business and financial results. Further, we cannot be certain that we will be successful in using various levers, such as pricing changes, to create the desired balance of available supply and consumer demand for particular years or products. As a consequence, we may be unable to meet consumer demand for the affected products for a period of time. Furthermore, not having our products in the market on a consistent basis may adversely affect our brand equity and future sales.

Higher shipping costs or supply chain disruptions could adversely affect our financial results. Our products use materials and ingredients that we purchase from suppliers. Our ability to make and sell our products depends upon the availability of the glass bottles and packaging. If we were to experience a disruption in the supply of cognac or Chateau Rothschild barrels in which we age our new lines of tequila, our production capabilities would be compromised. If we could not obtain

such materials or the prices for such materials were significantly raised, and we could not promptly develop alternative cost-effective sources of supply or production, our operations and financial results could suffer. Higher costs or insufficient availability of suitable agave or water, or other input materials, or higher associated labor costs or insufficient availability of labor, may adversely affect our financial results. Similarly, when energy costs rise, our transportation, freight, and other operating costs, such as distilling and bottling expenses, also may increase. Our freight cost and the timely delivery of our products could be adversely affected by a number of factors that could reduce the profitability of our operations, including driver or equipment shortages, higher fuel costs, weather conditions, traffic congestion, shipment container availability, rail shut down, increased government regulation, and other matters. Our financial results may be adversely affected if we are not able to pass along energy and freight cost increases through higher prices to our customers without reducing demand or sales.

Our failure to attract or retain key talent could adversely affect our business. Our success depends upon the efforts and abilities of our senior management team, other key employees, and building a high-quality employee base, as well as our ability to attract, motivate, reward, and retain them. Difficulties in hiring or retaining key executive or other employee talent, or the unexpected loss of experienced employees resulting in the depletion of our institutional knowledge base, could have an adverse impact on our business performance, reputation, financial condition, or results of operations. Given changing demographics, changes in immigration laws and policies, the increasing normalization of remote working, and demand for talent globally, we may not be able to find the right people with the right skills, at the right time, and in the right location, to achieve our business objectives.

Fluctuations in foreign currency exchange rates relative to the U.S. dollar could have a material adverse effect on our financial results. Since a material part of our business plan is to enter the international market, foreign currency rate fluctuations relative to the U.S. dollar could materially influence our financial results. In many markets outside the United States, we may sell our products and pay for some goods, services, and talent primarily in local currencies. In that event, our foreign currency revenues would exceed our foreign currency expense, and we could have a net exposure to changes in the value of the U.S. dollar relative to those currencies. Over time, our reported financial results will be hurt by a stronger U.S. dollar and will be benefited by a weaker one. We may be required to hedge all or part of our foreign currency exposure. We attempt to hedge a portion of our foreign currency exposure through the use of foreign currency derivatives or other means; however, even in those cases, we likely will not fully eliminate our foreign currency exposure.

Significant additional labeling or warning requirements or limitations on the availability of our products could inhibit sales of affected products. Various jurisdictions have adopted or may seek to adopt significant additional product labeling or warning requirements or limitations on the availability of our products relating to the content or perceived adverse health consequences of some of our products. Several such labeling regulations or laws require warnings on any product with substances that the jurisdiction lists as potentially associated with cancer or birth defects. Our products already raise health and safety concerns for some regulators, and heightened requirements could be imposed. For example, in February 2021, the European Union published its Europe Beating Cancer Plan. As part of the plan, by the end of 2023, the European Union will issue a

proposal for mandatory health warnings on beverage alcohol product labels. If additional or more severe requirements of this type are imposed on one or more of our major products under current or future health, environmental, or other laws or regulations, they could inhibit sales of such products. Further, we cannot predict whether our products will become subject to increased rules and regulations, which, if enacted, could increase our costs or adversely impact sales. For example, in 2020 in Australia and New Zealand, after concerted campaigning from advocacy groups, the government legislated mandatory pregnancy warning labels to be applied to alcohol beverages with a transition period of three years. Such campaigns could result in additional governmental regulations concerning the production, marketing, labeling, or availability of our products, any of which could damage our reputation, make our premium brands unrecognizable, or reduce demand for our products, which could adversely affect our profitability.

Counterfeiting or inadequate protection of our intellectual property rights could adversely affect our business prospects. Our brand name, trademarks, and related intellectual property rights are critical assets, and our business depends on protecting them online and in the countries where we do business. We may not succeed in protecting our intellectual property rights in a given market or in challenging those who infringe our rights or imitate or counterfeit our products. Although we believe that our intellectual property rights will be legally protected in the markets where we do business, the ability to register and enforce intellectual property rights varies from country to country. In some countries, for example, it may be more difficult to successfully stop counterfeiting or look-alike products, either because the law is inadequate or, even though satisfactory legal options may exist, it may be difficult to obtain and enforce sanctions against counterfeiters. We may not be able to register our trademarks in every country where we want to sell a particular product, and we may not obtain favorable decisions by courts or trademark offices.

Many global spirits brands, including some of our brands, experience problems with product counterfeiting and other forms of trademark infringement. We intend to combat counterfeiting by working with other companies in the spirits industry through our membership in the Alliance Against Counterfeit Spirits (AACS) and with brand owners in other industries via our membership in React, an anti-counterfeiting network organization. While we believe AACS and React are effective organizations, they are not active in every market, and their efforts are subject to obtaining the cooperation of local authorities and courts in the markets where they are active. Despite the efforts of AACS, React, and our own teams, lower-quality and counterfeit products that could be harmful to consumers could reach the market and adversely affect our intellectual property rights, brand equity, corporate reputation, and financial results. In addition, the industry as a whole could suffer negative effects related to the manufacture, sale, and consumption of illegally produced beverage alcohol. In connection with the COVID-19 pandemic and its resulting economic impacts, government actions and interventions in local economies and businesses may create an elevated risk of, and opportunity for, counterfeiting.

Litigation and legal disputes could expose our business to financial and reputational risk. Major private or governmental litigation challenging the production, marketing, promotion, distribution, or sale of beverage alcohol or specific brands could affect our ability to sell our products. Because litigation and other legal proceedings can be costly to defend, even actions that are ultimately decided in our favor could have a negative impact on our business reputation or financial results. Lawsuits have been brought against beverage alcohol companies alleging problems related to

alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices, and underage drinking. While these lawsuits have been largely unsuccessful in the past, others may succeed in the future. We could also experience employment-related or cybersecurity-related class actions, environmental claims, commercial disputes, product liability actions stemming from a beverage or container production defect, a whistleblower suit, or other major litigation that could adversely affect our business results, particularly if there is negative publicity.

Governmental actions around the world to enforce trade practice, anti-money-laundering, anti-corruption, competition, tax, environmental, and other laws are also a continuing compliance risk for global companies such as ours. In addition, as a U.S. public company, we are exposed to the risk of securities-related class action suits, particularly following a precipitous drop in the share price of our stock. Adverse developments in major lawsuits concerning these or other matters could result in management distraction and have a material adverse effect on our business.

Risks Related to Cybersecurity and Data Privacy

A cyber breach, a failure or corruption of one or more of our key information technology systems, networks, processes, associated sites, or service providers, or a failure to comply with personal data protection laws could have a material adverse impact on our business. As our business grows, we will increasingly rely on information technology (IT) systems, networks, and services, including internet sites, data hosting and processing facilities and tools, hardware (including laptops and mobile devices), software, and technical applications and platforms, some of which are managed, hosted, provided, or used by third parties or their vendors, to help us manage our business. The various uses of these IT systems, networks, and services include: hosting our internal network and communication systems; ordering and managing materials from suppliers; billing and collecting cash from our customers; supply/demand planning; inventory planning; production; shipping products to customers; paying our employees; hosting corporate strategic plans and employee data; hosting our branded websites and marketing products to consumers; collecting and storing data on suppliers, customers, consumers, stockholders, employees, former employees, and beneficiaries of employees or former employees; processing transactions; summarizing and reporting results of operations; hosting, processing, and sharing confidential and proprietary research, business plans, and financial reporting and information; complying with regulatory, legal, or tax requirements; providing data security; and handling other processes necessary to manage our business.

Increased IT security threats and more sophisticated cybercrimes and cyberattacks, including computer viruses and other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, social engineering, hacking, and other types of attacks, pose a risk to the security and availability of our IT systems, networks, and services, including those that are managed, hosted, provided, or used by third parties, as well as the confidentiality, availability, and integrity of our data and the data of our customers, partners, consumers, employees, stockholders, suppliers, and others. Any failure of our IT systems, networks, or service providers to function properly or the loss or disclosure of our business strategy or other sensitive information, due to any number of causes, ranging from catastrophic events to power outages to security breaches to usage errors by employees and other security issues, could cause us to suffer interruptions in our

ability to manage operations and reputational, competitive, or business harm, which may adversely affect our business operations or financial results. In addition, such IT disruptions could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, customers, consumers, employees or former employees and their beneficiaries, stockholders, suppliers, or others. As a result of any cyber breach or IT disruption, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach, including to repair or replace networks and IT systems, which could require a significant amount of time, or to respond to claims from employees, former employees, stockholders, suppliers, customers, consumers, or others or pay significant fines to regulatory agencies. As a result of the COVID-19 pandemic, a greater number of our employees are working remotely and accessing our technology infrastructure remotely, which may further increase our vulnerability to the cyber risks described above. Furthermore, a cyber breach at any one of our suppliers, customers, or other direct or indirect business partners could have a material adverse effect on our business.

In the ordinary course of our business, we may receive, process, transmit, and store information relating to identifiable individuals (personal data), primarily employees and former employees, but also relating to beneficiaries of employees or former employees, customers, and consumers. As a result, we are subject to various U.S. federal and state and foreign laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in other jurisdictions at any time. Such laws and regulations, including the California Consumer Protection Act, which became effective on January 1, 2020, the California Privacy Rights Act, which will take effect on January 1, 2023, the Virginia Consumer Data Protection Act, which will take effect on January 1, 2023, and the General Data Protection Registration (GDPR), which became effective in May 2018 for all European Union member states and has extraterritorial effect, have subjected and may continue to subject us to, among other things, additional costs and expenses and have required and may in the future require costly changes to our business practices and security systems, policies, procedures, and practices. Improper disclosure of personal data in violation of personal data protection laws, including the GDPR, could harm our reputation, cause loss of consumer confidence, subject us to government enforcement actions (including fines), or result in private litigation against us, which could result in loss of revenue, increased costs, liability for monetary damages, fines, or criminal prosecution, all of which could negatively affect our business and operating results.

General Risks Relating to the Offering and our corporate structure.

We are dependent on our founders, Anthony and Nicole Accetta, and on our production partner, Joel Garcia Barreto. While we have employment contracts with these persons, we have not obtained any key man life insurance with respect to them. We are evaluating the feasibility of obtaining key man life insurance. The loss of services of any of these persons would severely adversely affect OTACA.

Anthony and Nicole Accetta control OTACA. The offered Securities will not have direct voting rights as the securities are subject to a proxy held by the board of Directors. Further, if all the offered Securities are sold, these persons would still own a majority of the outstanding shares of

common stock, giving them the power to determine all matters brought before shareholders. They intend to amend the Shareholders Agreement and/or cause the Company to establish a preferred class of stock granting them additional voting rights in order to assure their continued voting control of the Company even if their ownership percentages drop below 50% in the aggregate.

Our Board of Directors may change our policies without stockholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or those committees or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our stockholders. Our Board of Directors or the committees or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without stockholder vote. Accordingly, our stockholders will not be entitled to approve changes in our policies, and, while not intending to do so, may adopt policies that may have a material adverse effect on our financial condition and results of operations.

Our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting. The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Furthermore, our disclosure controls and procedures and internal control over financial reporting with respect to entities that we do not control or manage may be substantially more limited than those we maintain with respect to the subsidiaries that we have controlled or managed over the course of time. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

Management discretion as to use of proceeds. The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described in "Use of Proceeds" is an estimate based on the Company's current business plan. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

Any valuation at this stage is difficult to assess. The valuation for this Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

There has been no public market for our Common Stock and an active trading market for our Common Stock may not develop following this offering. There has not been any public market for our Common Stock, and an active trading market may not develop or be sustained. We

currently have no plans to list our securities on any trading market. Our Common Stock may not be able to be resold at or above the offering price. The offering price of the Common Stock offered hereby has been determined arbitrarily by management without regard to earnings, book value, or other traditional indication of value. Our Common Stock may never trade, or may trade below the offering price following the completion of this offering. The market value of our Common Stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our Common Stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of companies in the distilled spirits industry and the attractiveness of their equity securities in comparison to other equity securities, our financial performance and general stock and bond market conditions.

The market price and trading volume of our Securities may be volatile following this offering. Even if an active trading market develops for our Common Stock, the trading price of our Common Stock may be volatile. In addition, the trading volume in our Common Stock may fluctuate and cause significant price variations to occur. If the trading price of our Common Stock declines significantly, you may be unable to resell your shares at or above the public offering price.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Common Stock include:
- actual or anticipated variations in our quarterly operating results or dividends;
- changes in our funds from operations or income estimates;
- publication of research reports about us or the distilled spirits industry;
- changes in market valuations of similar companies;
- adverse market reaction to any additional debt we incur in the future;
- additions or departures of key management personnel;
- actions by institutional stockholders;
- speculation in the press or investment community;
- the realization of any of the other risk factors presented in this Form C;
- the extent of investor interest in our securities;
- investor confidence in the stock and bond markets, generally;
- changes in tax laws;
- future equity issuances;
- failure to meet income estimates; and
- general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their Common Stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our Common Stock.

If you invest in this offering, you will experience immediate dilution. The offering price of the Securities is higher than the pro forma net tangible book value per share of our outstanding shares of Common Stock of $.055 per share as of January 31, 2022. Accordingly, if all offered shares are sold, investors will experience immediate dilution of approximately $1.57 per share in the pro forma net tangible book value per share of Common Stock. This means that investors who purchase

Securities will pay a price per share that exceeds the pro forma net tangible book value of our assets after subtracting our liabilities. You also will have not voting rights with respect to the shares you acquire since you are giving a voting proxy to our Board of Directors.

Future issuances of debt securities and equity securities may negatively affect the market price of shares of our Common Stock and, in the case of equity securities, may be dilutive to existing stockholders. In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends and shares that may be issued in exchange for common stock and equity plan shares/units. Upon liquidation, holders of our debt securities and other loans will receive a distribution of our available assets before Common Stockholders. We are not required to offer any such additional debt or equity securities to existing stockholders on a preemptive basis. Therefore, additional Common Stock issuances, directly or through convertible or exchangeable securities, including common stock, warrants or options, will dilute the holdings of our existing Common Stockholders and such issuances or the perception of such issuances may reduce the market price of shares of our Common Stock.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor. As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement. In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of California law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any

claim they may have against the Company arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the Company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the Company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of California, which governs the Agreement, by a federal or state court in the State of California. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The Company believes that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

There has been no representation of investors in the preparation of this offering.
No independent opinion on behalf of prospective investors regarding the fairness of terms on which the Securities are offered hereby has been obtained by OTACA. Prospective investors will be relying on the disclosures set forth in this Form C, and the additional materials it refers to directly, and on the business and investment background and experience of themselves and any advisors engaged by them as the basis for an investment decision by them. See "Additional Materials."

The Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Common Stock. Because the Shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 87.8% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

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In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

OTACA ("Once Tried, Always Craved Agave®") was formed in August 2020 to create and market a super-premium artisanal sipping tequila. In the 22 months since inception, we have successfully established a strong presence in Southern California. Product to market has only been 6 months, with placement in over 300 locations, including Red O, Mastro's, Disneyland, Pelican Hill Javier's, as well as all Total Wine and More locations in California. Our tequila has garnered Gold and Double Gold awards from the Proof Awards Las Vegas, Double gold from the SIP awards and the coveted Double Gold award from *Cigar and Spirit* magazine. Having secured a long-term blue agave supply, and with plans to add to our product selection, we plan to expand distribution throughout the United States, Canada, Europe and South America by the end of 2022.

Tequila and The Distilled Spirits Market

The global distilled spirits market was $524 billion in 2019, and is projected to reach $709 billion by 2028. The highest revenue and fastest growing market is the Asia-Pacific market, with an increasingly sophisticated and growing cocktail culture coupled with higher discretionary spending. In 2020, according to the Distilled Spirits Council, the U.S. distilled spirits market by volume grew by 3%, with the most growth in super premium spirits. Whiskey sales were up 8%, to $4.3 billion, tequila/mezcal sales up by 17.4%, to $4.0 billion, and cognac sales were up by 21.3% to $2.4 billion. Sales of all distilled spirits, especially super premium brands, are expected to continue to increase due to millennials and other younger adults who seek innovative and higher-end products.

Tequila is the most well-known of distilled spirits derived from the agave plant; other agave spirits include *pulque*, *sotol*, *raicilla*, and *baconara*. The Mexican Declaración General de Protección de la Denominación de Origen "Tequila" was promulgated in 1977, and limits the production, bottling, and inspection of tequila to ed, bottled, and inspected within 53 municipalities of five Mexican states: Jalisco, Nayarit, Guanajuato, Michoacan, and Tamaulipas. Jalisco is home to the town of Tequila, and the state produces the most tequila. Tequila is made by distilling the fermented juices of the Weber blue agave plant, *agave tequilana*. Norma Oficial Mexicana NOM-006-SCFI-2012, BEBIDAS ALCOHOLICAS-TEQUILA-ESPECIFICACIONERS regulates the production and labeling of tequila.

The base of the blue agave plant, called "piña" (pineapple) or "cabeza" (head), is harvested after 5 to 8 years of growth and then slowly baked in steam or brick ovens to transform the starch into sugar. Unlike most of our competitors, we do not harvest our pinas sooner than 8 years; this gives our product its natural sweetness and rich flavors. The baked agave is then crushed to extract the sweet juice, which is fermented with yeast to convert the sugar into alcohol. Each mature piña produces about five liters of tequila. Fermented agave juice is distilled, often twice; at this stage, tequila may be marketed as tequila ordinario. Before bottling, the distillate must be diluted with water to 35 to 40 percent alcohol by volume (ABV, 70 to 80 proof), but tequila may not be stronger than 55 percent ABV (110 proof).

The global tequila market was $9.41 billion in 2020, and is expected to grow at a cumulative annual growth rate of 5.8% through 2028. The tequila market is growing most rapidly in the premium and artisanal segments, with 6-7% annual growth in recent years. Source: Fortune Business Insights Report, March 2021.

All tequila must contain at least 51 percent of its fermentable sugars from the Weber blue agave plant. Better quality tequila cannot contain additives nor be flavored, and is marked "100% de agave" on the bottle. The words "puro," "azul," "Weber," and or "blue agave" may then be used on product labeling. Mixto (mixed) tequila is fermented from no more than 49 percent non-agave sugars. It can also include no more than 1 percent of approved mellowing additives (caramel color, glycerin, oak extract, or sugar syrup).

The taste of any pure tequila depends on its origin and on the aging process. Tequila can only be aged in oak barrels, new or previously utilized for aging of other spirits. Tequila made in lowland areas tends to be fruitier and earthier, while tequila from the highlands is greener and brighter.

Mexican law provides for five types of tequila:

- Blanco (Silver, or Plata) tequila is clear and is rested no more than 60 days in stainless tanks or oak.
- Joven (Gold) tequila is a blend of Blanco and aged tequilas.
- Reposado is aged in oak casks for a minimum of two months and up to nine months.
- Añejo (old) tequila is aged for a minimum of one year, and up to three years, usually in oak or bourbon barrels, producing a dark, robust spirit.
- Extra-Añejo tequila was added to the list of permissible labeling, and must be barrel aged for more than three years. Añejo and Extra Añejo are ordinarily not used in cocktails, but rather enjoyed as "sipping tequila."

We entered the super-premium tequila market with our Plata tequila, developed in collaboration with famed tequilero Joel Garcia Barreto and Anthony Accetta, CEO. Our tequila is triple-distilled only from the highest quality piñas from Jalisco and then roasted slowly in clay ovens, then press out the juice in traditional volcanic stone tahonas. We use the highest quality filtered water, and rest the distilled tequila in copper stills to better flavor before it is oxygenated and chilled. We contract for distillation and production with a renowned local company, Tequilera Puerta de Hierro, at Nom 1477, El Arenal, Jalisco. [https://www.tequilamatchmaker.com/distilleries/229-tequilera-puerta-de-hierro-leticia-hermosillo-ravelero] We believe that our own proprietary methodology ensures the smoothest and, we believe, best tasting tequila on the market. Mr. Garcia Barreto oversees all production. We are currently aging (for five and a half months) our Reposado tequila in virgin American White Oak barrels, and our Añejo in Chateau Rothschild wine barrels (24 months). Our plants are grown in the lowlands of the blue agave region of Jalisco, which produces the smoothest sipping tequila, and are only harvested at 8 years after planting.

Our current wholesale pricing for a 750 ml bottle is $60, retailing at $80 to $100. We plan to wholesale our Reposado at $89 per bottle, retailing at $110, and our Añejo at a wholesale price

of $289 per 1.5L magnum bottle, retailing at $390. These prices are subject to change depending on market conditions.

We have been engaged in discussions with our tequilero, Joel Garcia Barreto, to acquire a 6-year-old pina crop on approximately 245 acres of lowland blue agave plantings. If we are successful in negotiations, this acreage would provide us with the capacity to produce 8,000 cases of tequila per month. We are also looking for opportunities to purchase our own acreage of unplanted or planted land. However, there is no assurance we will be able to secure this production capacity and lock in our cost, in which event we might be required to pay more for piñas if market prices increase, impacting our profitability.

Seasonality

The beverage alcohol industry is subject to seasonality in each major category. As a result, in response to wholesaler and retailer demand which precedes consumer purchases, we anticipate that spirits sales will be highest during the third quarter of our fiscal year, primarily due to seasonal holiday buying.

Competition

The beverage alcohol industry is highly competitive. We compete on the basis of quality, price, brand recognition, and distribution strength. Our beverage alcohol products compete with other alcoholic and non-alcoholic beverages for consumer purchases, as well as shelf space in retail stores, restaurant presence, and wholesaler attention. In order to increase our market share, we have set the price for our Plata at $55 per 750 ml bottle is in the middle of blue agave price range, but we believe that our quality is equal or better than other super-premium brands. We compete with numerous multinational producers and distributors of beverage alcohol products, nearly all of which have greater resources than we do. Our principal competitors include Diageo, Sazerac Company, Beam Suntory, Pernod Ricard, Bacardi USA, Brown-Forman, Fifth Generation, and innumerable small distillers and importers of distilled spirits. Nearly all of these direct competitors are better capitalized than we are, have more consumer identification, and have longer operating histories. We believe that we will be able to favorable compete based on the quality of our tequila and our marketing expertise.

Intellectual Property

Trademarks

We have a federal trademark on the word "OTACA," registration number 6540992, and international (Canadian) registration number 1577032, for distilled agave liquor and distilled blue agave liquor. The trademark was issued on October 26, 2021, and was originally filed on August 14, 2020. We have a federal trademark for the "OTACA logo" the mark consists of a circle, inside the circle is the design of a plant with five leaves standing up at different angles, the plant base is on a single horizontal line than runs to the edge of the circle. We have a federal trademark for the words "ONCE TRIED, ALWAYS CRAVED, AGAVE" registration number 6548850 registered November 2, 2021, Class 33: Distilled agave liquor; Distilled blue agave liquor. We also have a

federal Trademark on the words "ONCE TRIED ALWAYS CRAVED," registration number 6541099, registered October 26, 2021, Class 33: Distilled agave liquor; Distilled blue agave liquor.

OTACA has a dress patent pending on the bottle design and layout; specifically, the top half of the bottle being matte black with a black square top. We don't have paperwork to back this up yet. Is that an issue?

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
6548850	Trademark slogan	Once Tried, Always Craved, Agave	June 1, 2021	November 2, 2021	USA
6540992	Trademark	OTACA	June 6, 2021	October 26, 2021	USA
6541161	Trademark Logo	The actual OTACA logo. A circle with an agave in the center	June 6, 2021	October 26, 2021	USA
6541099	Trademark slogan	Once Tried Always Craved	September 9, 2021	October 26, 2021	USA

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
ABC	OTACA	ABC Distilled Spirits Wholesale license.	
ABC	OTACA	ABC Distilled Spirits importer Licence.	
TTB	OTACA	BASIC permit wholesaler license.	
TTB	OTACA	Basic Permit Importer license.	

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Spirit distribution	California Department of Alcoholic Beverage Control	Wholesaler license		June 25, 2021
Spirit importer	California Department of Alcoholic Beverage Control	Importer license		June 25, 2021
Spirit Wholesaler	Alcohol and Tobacco Tax and Trade Bureau	Wholesaler Basic permit license	February 10, 2021	March 24, 2021
Spirit importer	Alcohol and Tobacco Tax and Trade Bureau	Spirit importer basic permit license	February 10, 2021	March 24, 2021

We are subject to a range of laws and regulations in Mexico and the United States. In Mexico, we are subject to environmental laws and regulations, are required to obtain environmental and alcohol beverage permits and licenses to operate our facilities, and are required to ensure that our tequila products are properly distilled and bottled. In the United States, We are required to maintain our Federal Basic Importer's Permit from the Alcohol and Tobacco Tax and Trade Bureau, under the Department of the Treasury, and pay applicable import duties and excise taxes. Wherever we distribute our products, we may be subject to laws and regulations on brand registration, packaging and labeling, distribution methods and relationships, pricing and price changes, sales promotions, advertising, and public relations. We are also subject to rules and regulations relating to changes in officers or directors, ownership, or control.

In addition to our import/export licenses for our tequila, we have also obtained distribution and wholesale licenses. This enables us to take advantage of the opportunity to distribute product directly to retailers and add additional products in the future.

We believe we are in compliance in all material respects with all applicable governmental laws and regulations in the countries in which we operate. We also believe that the cost of administration and compliance with, and liability under, such laws and regulations does not have, and is not expected to have, a material adverse impact on our financial condition, results of operations, or cash flows.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 36 Argonaut Suite 100 , Aliso Viejo, CA 92656

The Company has the following additional addresses: None.

The Company conducts business in California.

The Company currently leases 2,120 square feet of office and warehouse space in Aliso Viejo, California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

There can be no assurance that OTACA will receive any proceeds from this offering. Management of OTACA intends to use the proceeds of this offering in what it believes to be the best interests of the Company. Accordingly, the following sets forth management's present intentions. However, the proceeds of this offering may be used in different ways than those set forth below because of a change in circumstances or some other reason that, in the business judgment of management, requires a different use of such proceeds. If management advances funds for the proposed expenses, proceeds of this offering could be used to repay such advances.

We plan to use the proceeds of this offering for (i) marketing and advertising related to this offering and related offering costs; (ii) product advertising, marketing and distribution, primarily focused on a national distribution campaign; (iii) inventory; (iv) general and administrative costs; and (v) salary and employment, including hiring additional marketing and administrative personnel. To the extent that we are successful in raising more than $2 million in net proceeds from this offering, we plan to use such proceeds to purchase agricultural land in Jalisco in order to better secure future product supply, and to construct our own distillery facilities in Jalisco.

There can be no assurance that any Securities will be sold or that investors will receive any net proceeds from this offering. Offering proceeds will be greater if sales are made directly by the Company.

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds[3]	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$700	7%	$350,000
Campaign marketing expenses or related reimbursement[4]	10.00%	$1,000	30.00%	$1,500,000
Estimated Attorney Fees	20.00%	$2,000	1.00%	$50,000
Estimated Accountant/Auditor Fees	10.00%	$1,000	1.00%	$50,000
General Marketing[5]	10.00%	$1,000	10.00%	$500,000
Research and Development	20.00%	$2,000	1.00%	$50,000
Equipment Purchases	0.00%	$0	1.00%	$50,000
Future Wages	10.00%	$1,000	6.00%	$300,000
Accrued expenses of managers, officers, directors or employees	0.00%	$0	6.00%	$300,000
General Working Capital	10.00%	$1,000	5.00%	$250,000
Inventory	0.00%		31.50%	$1,575,000
Distributions	0.00%		6.00%	$300,000
Total	**100.00%**	**$10,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

We plan to develop and have manufactured new bottles for our reposado. Our budget for bottling and development may change once we determine a design and manufacturing plan.

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[3] All numbers rounded up to nearest 10. All percentages and amounts are estimates only and subject to change.

[4] Marketing costs include legal and accounting expenses, creation of an infomercial and payment of a national television advertising campaign, and costs associated with a call center to receive incoming calls from prospective investors. We have agreed to pay a consultant a fee of $250 per telephone inquiry which is expected to cover most of the foregoing individual expenses.

[5] The television advertising campaign promoting this offering also promotes our tequila products, and therefore the cost of such advertising has been allocated between costs of the offering and costs of promoting our products.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: the company will be able to change the use of proceeds if it's going to directly and financially benefit OTACA as a whole.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Anthony Accetta

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer ("CEO")/Director 8/10/2020- Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Anthony Accetta, age 54 has been Chief Executive Officer, and director at OTACA from inception August 10, 2020. Anthony was Chief Executive Officer of WCM Builders, where he engaged in real estate development, building luxury custom homes across southern California. Anthony built a series of state of the art very profitable car washes in California. From 1988-2008 Anthony was Chief Executive Officer at Miami's car wash. Anthony was Chief Executive Officer at Capicola's Gourmet Sandwich Co. from January 1988 to May 2008. Anthony Accetta is a relentless entrepreneur, after building an empire with a series of state of the art and very profitable car wash properties on the west coast, he set his eyes on building homes he would be proud to occupy, becoming a developer and builder of luxury properties. Anthony has built some of the most modern and beautiful homes in the west coast.

Education

High School

Name

Nicole Accetta

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice-President, Chief Operating Officer, Interim Chief Financial Officer Director and secretary of OTACA since its formation August 10, 2020.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Nicole Accetta, age 32 has been Vice-President, Chief Operating Officer, Interim Chief Financial Officer Director and secretary of OTACA since its formation August 10, 2020. Nicole, a real estate developer and professional painter with over 25 residential development projects in her portfolio. She project managed, budgeted and designed for WCM builders from 2016 to present. She is also a licensed real estate salesperson from February 2020- present. Nicole painted professionally from 2017-2021 her artwork has shown in galleries across the world mostly influencing the hi-end watch community. Nicole was an executive assistant at One World Wide Investment, Inc., a residential real estate development firm, where she managed contracts, prepared budget forecasts and managed relationships with suppliers and sub-contractors.

Education

California Real Estate licensee

Name

Enrique Balderas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Enrique Balderas was elected to the Board of Directors in August 2021. Mr Balderas has been Managing Partner & Chief Operating Officer of Pacific Elite Management Group LLC since 2012. Pacific Elite Management Group provides wealth planning solutions that integrate the financial needs of high net worth sports and entertainment professionals and their families. Mr. Balderas also has significant experience in the distilled spirits industry, having been Vice President, Regulatory for Luna Nueva Tequila from May 2020 to the present, and has been the Chief Operating Officer of NuVessl Frozen Desserts, Inc. since January 2019. NuVessl utilizes its patent-protected nano-lipidic particle liposome delivery technology to deliver ingredients faster in a wide range of products. He formerly was a partner with Lake Advisors, Inc., primarily dealing with business and strategic planning, marketing, business turnarounds, business consulting, internet, marketing, and financial analysis. Providing private equity, institutional finance and commercial finance advisory services. He was also an owner of a Farmers Insurance Agency; a Product Manager for Wells Fargo Bank, and an investment banker and trust fiduciary advisor with Wells Fargo Private Bank, responsible for maintaining and developing existing and new ultra-high net worth clients. Mr. Balderas graduated from the University of Southern California with masters and bachelors degrees in Business Administration.

Education

University of Southern California - Masters in Business Administration; Bachelors in Business Administration.

Name

Nick Cucuk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Nick Cucuk, age 55, has been Chief Marketing Officer of OTACA California since August 10, 2020, and was elected to the Board of Directors in June 2022. Nick is a seasoned sales and marketing executive. He has been involved with many alcohol and spirit companies throughout the last 15 years. Nick has developed sales strategies that helped those brands grow at a faster rate than expected. Nick has been a family friend for decades and can aid the vision for OTACA. Using his relationships and knowledge Nick can confidently lead our sales team to victory and create record breaking sales for OTACA. Nick developed his winner's mentality from his younger years when he played professional soccer, winning many championships is no accident. He has traveled the world; along his journey he has met a lot of influential people that he is still in contact with and plans to use to benefit OTACA.

Education

Bachelors in Journalism

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Anthony Accetta

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO/Director 8/10/2020 - Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Anthony Accetta, age 54 has been Chief Executive Officer, and director at OTACA from inception August 10, 2020. Anthony was Chief Executive Officer of WCM Builders, where he engaged in real estate development, building luxury custom homes across southern California. Anthony built a series of state of the art very profitable car washes in California. From 1988-2008 Anthony was Chief Executive Officer at Miami's car wash. Anthony was Chief Executive Officer at Capicola's Gourmet Sandwich Co. from January 1988 to May 2008. Anthony Accetta is a relentless entrepreneur, after building an empire with a series of state of the art and very profitable car wash properties on the west coast, he set his eyes on building homes he would be proud to occupy, becoming a developer and builder of luxury properties. Anthony has built some of the most modern and beautiful homes in the west coast.

Education

High School

Name

Nicole Accetta

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice-President, Chief Operating Officer, Interim Chief Financial Officer Director and secretary of OTACA since its formation August 10, 2020.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Nicole Accetta, age 32 has been Vice-President, Chief Operating Officer, Interim Chief Financial Officer Director and secretary of OTACA since its formation August 10, 2020. Nicole, a real estate developer and professional painter with over 25 residential development projects in her portfolio. She project managed, budgeted and designed for WCM builders from 2016 to present. She is also a licensed real estate salesperson from February 2020- present. Nicole painted professionally from 2017-2021 her artwork has shown in galleries across the world mostly influencing the hi-end watch community. Nicole was an executive assistant at One World Wide Investment, Inc., a residential real estate development firm, where she managed contracts, prepared budget forecasts and managed relationships with suppliers and sub-contractors.

Education

California Real Estate licensee

Name

Nick Cucuk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President ("VP") and Chief Marketing Officer of OTACA California since August 10, 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Nick Cucuk, age 55, has been Chief Marketing Officer of OTACA California since August 10, 2020, and was elected to the Board of Directors in June 2022. Nick is a seasoned sales and marketing executive. He has been involved with many alcohol and spirit companies throughout the last 15 years. Nick has developed sales strategies that helped those brands grow at a faster rate than expected. Nick has been a family friend for decades and can aid the vision for OTACA. Using his relationships and knowledge Nick can confidently lead our sales team to victory and create record breaking sales for OTACA. Nick developed his winner's mentality from his younger years when he played professional soccer, winning many championships is no accident. He has traveled the world; along his journey he has met a lot of influential people that he is still in contact with and plans to use to benefit OTACA.

Education

Bachelors in Journalism

Indemnification

The Articles of Incorporation of OTACA limits or eliminates the personal liability of directors for damages for breaches of their fiduciary duty, unless the director has engaged in intentional misconduct, fraud or a knowing violation of law, or paid a dividend in violation of the California Business Corporation Law.

OTACA's Articles of Incorporation provisions may be interpreted to provide for the indemnification of officers and directors for certain civil liabilities, including liabilities arising under the Securities Act. In the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Employees

The Company currently has 4 employees in US, all located in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	20,454,239
Voting Rights	One vote per share, no cumulative voting; provided that shares issued pursuant to the Offering shall be subject to an irrevocable proxy held by the Board of Directors until terminated or upon the occurrence of an initial public offering. See the detailed description of the voting rights on page 50 hereof.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Same class of stock as the Security being offered
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	2007 Accetta Trust
Amount outstanding	$500,000.00
Interest rate and payment schedule	0% interest payable only from profits.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	January 1, 2030
Other material terms	Not to be repayable from shareholders' contributions.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	711,097	$726,619.00	Marketing, Sales, Inventory, operating expenses	September 28, 2021; closed April 1, 2022	Regulation CF

The above-described offering is referred to herein as the "**Prior CF Offering**".
Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $35,795,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a two individuals, Anthony Accetta and Nicole Accetta.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Anthony Accetta	45.4%
Nicole Accetta	42.4%

Following the Offering, the Purchasers will own 0.028% of the Company if the Minimum Amount is raised and 12.256% if the Maximum Amount is raised.[6]

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

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[6] Not including shares that may be issued pursuant to the Concurrent Offering.

The Company completed its seed round of financing on April 1, 2022. Following the Offering, we should have enough liquidity to execute our business plan until September 1, 2022. Our significant challenges are marketing a viable and luxury product in a competitive environment and sourcing consistent agave to ensure we have sufficient quantities of our tequila for national distribution.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on Marketing and brand exposure. Ultimately volume case sales is what drives revenue and potential earnings.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $30,000 as of July 15, 2022 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: The Company is conducting a concurrent offering to accredited investors pursuant to Regulation D, Rule 506(c) of the Securities Act of up to 3,333,333 "Units" at $1.50 per Unit; each Unit consisting of one share of Common Stock and one two-year warrant to purchase Common Stock at a price of $2.00 per share (the "**Concurrent Offering**")

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 2,857,143 of Shares of Common Stock for up to $4,999,998.50. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "**Minimum Amount**"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 1, 2022 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $4,999,998.50 (the "**Maximum Amount**") and the additional Securities will be allocated on a First-come, first-served basis.

The Maximum Amount may be limited at any time by the "Prior CF Offering" as described on Page 45 herein, as required by 17 CFR § 227.100(a)(1). As a result, no more than $4,273,381 of Securities may be sold pursuant to this Offering prior to April 1, 2023.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Financial Services until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive

notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $100,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price based on prior recent financings. The minimum amount that a Purchaser may invest in the Offering is $250.25. No fractional Shares will be issued.

The Offering is being made through Title3Funds, as the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the dollar amount received from investors from the proceeds of this Offering.

Stock, Warrants and Other Compensation

That number of shares of Common Stock equal to 2% of the number of shares issued to investors pursuant to this Offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities has been identified as Endeavor Trust.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 50,000,000 shares of common stock, of which 20,459,954 common shares will be issued and outstanding[7].

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[7] Not including shares that may be issued pursuant to the Concurrent Offering.

Voting and Other Rights

Holders of Common Stock are entitled to one vote on any matter submitted to a vote at any meeting of shareholders. Shares of common stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. OTACA's Bylaws provide that a majority of the issued and outstanding shares of OTACA, as measured by voting rights, shall constitute a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the Bylaws.

Voting Proxy. Notwithstanding the foregoing, each Purchaser will pursuant to their subscription agreement, appoint the Board of Directors of the Company as the Purchaser's true and lawful proxy and attorney in fact, with the power to act together upon majority vote of the Board and with full power of substitution, to: (i) vote all Securities on any matters that may require the vote of the Company's shareholders; (ii) give and receive notices and communications; (iii) execute any instrument or document that the Board determines is necessary or appropriate in the exercise of its authority under this instrument; and (iv) take all actions necessary or appropriate in the judgment of the Board for the accomplishment of the foregoing. Such proxy and power will be irrevocable (except in such jurisdictions where such irrevocability is unenforceable, in which case such proxy and power shall be effective until revoked by the Purchaser). The proxy and power, so long as the Purchaser is an individual, will survive the death, incompetency, and disability of the Purchaser and so long as the Purchaser is an entity, will survive the merger or reorganization of the Purchaser or any other entity holding the Securities. The Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock of the Company, or the effectiveness of a registration statement under the Securities Exchange Act of 1934, as amended, covering the Common Stock.

Dividend Rights

Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. OTACA seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable

distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Shareholders of OTACA have no preemptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of OTACA the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preference, if any, to the holders of common stock then issued and outstanding. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

Holders of Common Stock are entitled to one vote on any matter submitted to a vote at any meeting of shareholders. Shares of common stock carry cumulative voting rights; however, minority shareholders would likely not be able to elect any persons to the board of directors. OTACA's Bylaws provide that a majority of the issued and outstanding shares of OTACA, as measured by voting rights, shall constitute a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the Bylaws. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Further, all shares of Common Stock sold pursuant to this Offering shall be subject to a proxy in favor of the board of directors of the Company, as described under *The Securities – Voting and Control* above.

The Company and all of the current shareholders are parties to a shareholders' agreement dated March 25, 2021 providing for rights of first refusal in the Company and the shareholders, tag-along rights, and drag-along rights, and the right of the founders to nominate two (2) members of the board of directors.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent,   stepparent,   grandparent,   spouse   or   spousal   equivalent,   sibling,

mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Investment Incentives and Bonuses

Time-Based: Super Early Bird First 72 hours | 10% bonus Early Bird Bonus

Next 7 days | 5% bonus shares Amount-Based: $1000+ Receive an E-gift card for redemption of a OTACA T-Shirt $5000+ Receive 5% additional bonus shares, plus an E-gift card for redemption of one bottle of OTACA.

*OTACA Tequila cannot currently ship to Alabama, Arkansas, Delaware, Mississippi, Rhode Island, Utah, Hawaii, or Alaska. If you are located in one of these states, you will receive a $100 E-gift card to shop on OTACA Tequila's E-store.

$10,000+ Receive 5% additional bonus shares, plus an E-gift card for redemption of a OTACA Hoodie, plus a e-card for a signed bottle of OTACA by Joel Garcia and CEO.

*OTACA Tequila cannot currently ship to Alabama, Arkansas, Delaware, Mississippi, Rhode Island, Utah, Hawaii, or Alaska. If you are located in one of these states, you will receive a $100 E-gift card to shop on OTACA Tequila's E-store.

$25,000+ Receive 5% additional bonus shares, plus a private tour and tequila tasting at OTACA HQ and lunch with the founders

$50,000+ Receive 10% additional bonus shares plus a 2-night stay at Waldorf Astoria in Dana Point, CA and a round of golf for 2 with the founders. Flights not included. Investor to give 60-day notice of travel time.

$100,000+ Receive 10% additional bonus shares, plus a round-trip for two for two nights to Jalisco to tour the distillery with the CEO and Tequilero. $800 flight credit included. Hotel accommodation will be in Guadalajara.

*All perks occur when the offering is completed.
*Flight credit to be sent as an E-gift card via email.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	2007 Accetta trust (Anthony Accetta)
Relationship to the Company	The trustee Anthony Accetta is the CEO of OTACA Tequila
Total amount of money involved	$500,000.00
Benefits or compensation received by related person	None, This is a 0% interest 10 year loan. Not to be repaid directly from proceeds from offerings.
Benefits or compensation received by Company	$500,000 loan with 0 interest
Description of the transaction	2007 Accetta trust loan to the Company

Securities

Related Person/Entity	Anthony Accetta CEO and Kenji Delgado a previous share holder
Relationship to the Company	Anthony Accetta is the CEO and Kenji Delgado was previously given equity stock award in exchange of services, the services were not completed. Anthony purchased back the shares.
Total amount of money involved	$12,500.00
Benefits or compensation received by related person	203,045 shares of.Common Stock
Benefits or compensation received by Company	
Description of the transaction	Anthony Accetta purchased 203,045 Shares from Kenji Delgado

Conflicts of Interest

The loan made to the Company by the 2007 Accetta Trust represents a related party transaction that may affect decisions of management of the Company regarding the use of Company cash flow to pay such loan in a manner that is detrimental to the shareholders of the Company.

OTHER INFORMATION

The Company is conducting a concurrent offering to accredited investors pursuant to Regulation D, Rule 506(c) of the Securities Act of up to 3,333,333 "Units" at $1.50 per Unit; each Unit consisting of one share of Common Stock and one two-year warrant to purchase Common Stock at a price of $2.00 per share.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nicole Accetta
(Signature)

Nicole Accetta
(Name)

COO/ Interim CFO Secretary/Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nicole Accetta
(Signature)

Nicole Accetta
(Name)

CFO/Secretary
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Nicole Accetta, being the founder of OTACA Tequila , a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of July 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended July 31, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Nicole Accetta
(Signature)

Nicole Accetta
(Name)

CFO/Secretary
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Financial Statements
(with Independent Auditor's Report)

OTACA Corporation

As of and for the Six Months Ended January 31, 2022
And
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

OTACA Corporation

Table of Contents

Brent D. Barnes, CPA

Independent Auditor's Report

To Board of Directors
OTACA Corporation

Opinion

We have audited the accompanying financial statements of OTACA Corporation (a California corporation) (the "Company"), which comprise the balance sheets as of January 31, 2022 and July 31, 2021, and the related statements of operations, shareholders' equity, and cash flows for the six months then ended and the inception period of August 10, 2020 through fiscal year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2022 and July 31, 2021, and the results of its operations and its cash flows for the six months then ended and the inception period of August 10, 2020 through July 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements (continued)

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit

Brent Barnes

Brent D. Barnes, CPA
Lake Forest, California
May 4, 2022

OTACA Corporation
Balance Sheets
As of January 31, 2022 and July 31, 2021

	January 31, 2022		July 31, 2021	
Assets				
Current assets				
Cash	$	126,021	$	11,353
Accounts receivable		30,758		-
Inventory		442,838		388,906
Prepaid expenses		43,097		-
Total current assets		642,714		400,259
Property and equipment, net (Note 4)		122,684		127,558
Other assets				
Trademark and patent, net (Note 5)		11,481		10,707
Right-of-use asset		69,101		84,369
Deposit		3,835		3,835
Total other assets		84,417		98,911
Total assets	$	849,815	$	626,728

OTACA Corporation
Balance Sheets (continued)

As of January 31, 2022 and July 31, 2021

	January 31, 2022	July 31, 2021
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 9,426	$ 3,000
Accrued expenses	39,950	18,450
Equipment financing, current (Note 6)	15,562	15,317
Lease liabilities, current	31,290	30,787
Total current liabilities	96,228	67,554
Equipment financing, net of current (Note 6)	21,322	29,260
Lease liabilities, net of current	37,811	53,582
Note payable (Note 7)	500,000	500,000
Total liabilities	655,361	650,396
Shareholders' equity		
Common shares, par value $0.001, 50,000,000 and 1,000,000 shares authorized, 20,712,078 and 492,500 shares issued and outstanding, respectively	20,712	493
Additional paid-in-capital	648,754	49,997
Capital contributions	221,617	129,991
Retained earnings (deficit)	(696,629)	(204,149)
Total shareholders' equity	194,454	(23,668)
Total liabilities and shareholders' equity	$ 849,815	$ 626,728

OTACA Corporation
Statements of Operations

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

	Six Months Ended January 31, 2022	Year Ended July 31, 2021
Revenues, net	$ 134,671	$ -
Cost of goods sold	59,833	-
Gross profit	74,838	-
Operating expenses		
Selling and administrative (Note 10)	545,894	201,691
Start-up and organizational costs	-	1,755
Total operating expenses	545,894	203,446
Income (loss) from operations	(471,056)	(203,446)
Other income (expenses)		
Interest income	9	8
Interest expense	(1,926)	(221)
Total other income (expenses)	(1,917)	(213)
Income (loss) before income taxes	(472,973)	(203,659)
Provision for income taxes	-	-
Net income (loss)	$ (472,973)	$ (203,659)

OTACA Corporation
Statements of Shareholders' Equity

As of and for the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

	Common Stock		Additional Paid-in Capital	Capital Contributions	Retained Earnings (Deficit)	Total Shareholders' Equity
	Shares	Amount				
Balance, August 10, 2020 (inception)	-	$ -	$ -	$ -	$ -	$ -
Common stock issued to Founders	490,000	490	-	-	(490)	-
Common stock issued	2,500	3	49,997	-	-	50,000
Capital contributions (Note 8)	-	-	-	129,991	-	129,991
Net income (loss)	-	-	-	-	(203,659)	(203,659)
Balance, July 31, 2021	492,500	493	49,997	129,991	(204,149)	(23,668)
Stock dividend	19,507,494	$ 19,507	-	-	(19,507)	-
Common stock issued to consultants	200,000	200	199,800	-	-	200,000
Common stock issued pursuant to crowdfunding offering	512,084	512	398,957	-	-	399,469
Capital contributions (Note 8)	-	-	-	91,626	-	91,626
Net income (loss)	-	-	-	-	(472,973)	(472,973)
Balance, January 31, 2022	20,712,078	$ 20,712	$ 648,754	$ 221,617	$ (696,629)	$ 194,454

7

OTACA Corporation
Statement of Cashflows

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

	Six Months Ended January 31, 2022	Year Ended July 31, 2021
Cash flows from operating activities		
Net income (loss)	$ (472,973)	$ (203,659)
Adjustments to reconcile changes in net income to net cash from operating activities:		
Depreciation and amortization expense	10,783	4,949
Stock-based compensation expense	200,000	
Increase (decrease) in cash from changes in:		
Accounts receivable	(30,758)	-
Inventory	(53,932)	(388,906)
Prepaid expenses	(43,097)	-
Deposits	-	(3,835)
Accounts payable	6,426	3,000
Accrued expenses	21,500	18,450
Net cash from operating activities	(362,051)	(570,001)
Cash flows from investing activities		
Purchase of equipment	(5,283)	(131,633)
Disbursements for trademark and patent	(1,400)	(11,581)
Net cash from investing activities	(6,683)	(143,214)
Cash flows from financing activities		
Principal payments on equipment financing	(7,693)	44,577
Proceeds from note payable	-	500,000
Proceeds from stock issuances	399,469	50,000
Capital contributions	91,626	129,991
Net cash from financing activities	483,402	724,568
Net increase in cash	114,668	11,353
Cash, beginning of year	11,353	-
Cash, end of year	$ 126,021	$ 11,353
Supplemental Disclosures		
Cash paid for interest	$ 1,926	$ 221
Income tax paid	$ -	$ -

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 1: Nature of Business

OTACA Corporation is a corporation formed under the laws of California on August 10, 2020. The Company manufactures and distributes branded alcoholic spirits.

Going Concern

Since inception, the Company has relied on issuing securities and obtaining loans to fund its operations. As of January 31, 2022, the Company had decreasing working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (Note 3). The Company intends to raise funds for its operations with capital raised from a crowdfunding offering (Note 8) and the receipt of sales from continuing revenue producing activities. These financial statements and related notes do not include any adjustments that might result from these uncertainties.

Note 2: Summary of Significant Accounting Principles

Basis of Presentation

The Company's financial statements are presented on an accrual basis consistent with accounting principles generally accepted in the United States ("GAAP"). References to GAAP issued by the Financial Accounting Standards Board ("FASB") in these notes are to the FASB Accounting Standards Codification ("ASC").

Reporting Period

The statements of operations, shareholders' equity, and cash flows present financial activities covering the six months ended January 31, 2022 and the inception period of August 10, 2020 through July 31, 2021. References to the fiscal year July 31, 2021 pertain to the inception period of August 10, 2020 through July 2021.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 2: Summary of Significant Accounting Principles (continued)

Concentrations and Risks

The Company's business and operations are sensitive to general business and economic conditions. Adverse conditions may include the disruption in the procurement and delivery of materials from suppliers, imposition of tariffs and import and export controls, changes in governmental policies, foreign currency exchange rate fluctuations, economic recession, increased competition, or changes in consumer taste. Any significant disruption or changes related to such risks could have a material adverse impact on the Company's operations and its ability to remain competitive.

The Company grants credit to customers of various sizes throughout the U.S. Generally, the Company does not require collateral or other securities to support its accounts receivable. The Company does not believe significant credit risks exist as of January 31, 2022 and expects to maintain relationships with these customers.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 2: Summary of Significant Accounting Principles (continued)

Cash

For purposes of the balance sheet and statement of cash flows, the Company considers cash on hand and on deposit at banking institutions and all highly liquid instruments purchased with maturity of three months or less to be cash equivalents.

The Company maintains cash balances at financial institutions that are considered by management to be of high-credit quality. To date, the Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash.

Accounts Receivable and Allowances for Doubtful Accounts

Accounts receivable are recorded at net realizable value based on amounts management expects to collect on balances outstanding at year-end less any amounts considered uncollectible.

The allowance for doubtful accounts is based on management's assessment of the collectability of specific customer accounts and the aging of the accounts receivable. Management evaluates the collectability of accounts receivable based on a combination of factors. If there is evidence that the Company will not be able to collect all amounts due according to the original terms, an allowance for doubtful accounts is recorded. When a receivable is determined to be uncollectible, it is written off against the allowance for doubtful accounts. Management believes that the risk of loss on its accounts receivable is adequately provided for in the accompanying financial statements. As of January 31, 2022, management believes all balances are fully collectible and there is no allowance for doubtful accounts.

Inventory

Inventory consists of finished goods and materials and is stated at the lower of cost or net realizable value. The Company utilizes the weighted-average accounting method for determining the cost of inventory, which approximates first-in, first-out (FIFO). Management periodically reviews the valuation of items in inventory and provides write downs of inventory for slow-moving and potential obsolescence based on its assessment of market conditions. From inception through January 31, 2022, there have been no write downs or impairment.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 2: Summary of Significant Accounting Principles (continued)

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method based on the useful lives of the assets which range from three to fifteen years. Expenditures for major additions and improvements are capitalized. Normal repairs and maintenance and minor replacements are expensed as incurred.

Impairment

The Company periodically evaluates assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated fair value. Should the analysis indicate that an asset is not recoverable, the carrying value of the asset would be reduced to fair value and a corresponding charge would be recognized. As of January 31, 2022 and July 31, 2021, management does not believe any impairment exists.

Right-of-Use Assets and Lease Liabilities

The Company accounts for its lease commitments following ASC 842-Leases. Operating lease liabilities are based on the net present value of the lease payments over the lease term. In determining the present value of lease payments, the Company applied an interest rate of 3.25% which is based on the Wall Street Journal prime rate at the lease commencement date. The components of right-of-use lease assets and liabilities are included on the balance sheets. See Note 11 for additional information on leases.

Stock-Based Compensation

The Company maintains stock equity incentive plans under which the Company grants non-qualified stock options, stock awards, and stock units to employees, directors, and consultants. The Company accounts for share-based compensation following ASC 718-Stock Compensation. The compensation cost for stock-based awards is measured at the grant date, based on the fair value of the award and is recognized as an expense, on a straight-line basis, over the requisite service (vesting) period which is ten years or less.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 2: Summary of Significant Accounting Principles (continued)

Income Taxes

The Company is organized as a C-Corporation. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company follows ASC 740-Income Taxes which clarifies the accounting and disclosure for uncertainty in tax positions and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on evaluation under ASC 740, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the entity been assessed interest or penalties by any major tax jurisdictions. Generally, the Company's tax filings are subject to examination by federal and state taxing authorities for three years after filing.

Revenue Recognition

Revenues include the sale of bottled spirits and are recognized when goods are shipped, which is when legal transfer of title occurs. Sales of OTACA tequila began in October 2021.

The Company's revenue recognition policy is consistent with applicable revenue recognition guidance and interpretations for ASC Topic 606-Revenue from Contracts with Customers. The core principles of ASC 606 are to recognize revenue when promised goods or services are transferred to customers in an amount that reflects consideration that is expected to be received for those goods or services. ASC 606 defines a five-step process for revenue recognition which includes: (1) identifying contracts with customers, (2) identifying performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligation in the contract, which may include an estimate of variable consideration, and (5) recognizing revenue when or as each performance obligation is satisfied. The Company's sales arrangements generally include standard payment terms. These terms effectively relate to all customers, products and arrangements regardless of customer type, product mix, or arrangement size. If revenue recognition criteria are not satisfied, amounts received from customers are classified as deferred revenue on the balance sheet until such time the revenue recognition criteria are met.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 2: Summary of Significant Accounting Principles (continued)

Marketing and Advertising Costs

Marketing and advertising costs are expensed as incurred. For the six months ended January 31, 2022 and fiscal year ended July 31, 2021, advertising costs were $260,724 and $84,387, respectively.

Subsequent Events

The Company has evaluated subsequent events through May 4, 2022, the date the financial statements were available for issuance.

Note 3: Going Concern

These financial statements are prepared on a going concern basis. The Company began operations in August 2020 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.

Funding and Management's Plan

Based on currently available information as of May 4, 2022, management believes the Company's cash balance and expected cash flows will be sufficient to fund operations for at least the next twelve months. Management has implemented a business model that conserves funds and utilizes funds strategically. Projections for future cash flows may differ from actual results. Management's plan includes sales growth resulting from new and recurring customer sales, implementation of national distribution chains starting with Nevada and Arizona, an equity offering via crowdfunding completed on April 1, 2022 to raise capital for operations (Note 8), and funds received from capital contributions (Note 8). If cash balances and cash that may be generated from operations are insufficient to continue to operations, the Company may be required to obtain more working capital. The Company may seek to obtain working capital during fiscal year 2022 or thereafter through sales of common stock or through bank credit facilities or public or private debt from financial institutions where available. Management cannot be certain that additional funding will be available on acceptable terms, or at all. If management identifies sources for additional funding, the sale of additional equity securities or convertible debt may result in dilution to our stockholders. The Company can give no assurance that it will generate sufficient cash flows in the future to satisfy liquidity requirements or sustain future operations or that other sources of funding, such as the sale of equity or debt, would be available or approved by the Company's security holders, if needed, on favorable terms or at all. If the Company fails to obtain additional working capital as and when needed, such failure could have a material adverse impact on the Company, results of operations and financial condition. Furthermore, such lack of funds may inhibit the ability to respond to competitive pressures or unanticipated capital needs, or may force the Company to reduce operating expenses, which would significantly harm the business and development of operations.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 4: Property and Equipment

Property and equipment consists of the following:

	Six Months Ended January 31, 2022	Year Ended July 31, 2021
Vehicles	$ 58,952	$ 58,952
Leasehold improvements	57,029	53,215
Furniture and fixtures	11,035	9,566
Molds	9,900	9,900
	136,916	131,633
Less: accumulated depreciation	(14,232)	(4,075)
	$ 122,684	$ 127,558

For the six months ended January 31, 2022 and fiscal year ended July 31, 2021, depreciation expense was $10,157 and $4,075, respectively.

Note 5: Trademark and Patent

Trademark and patent consists of the following:

	Six Months Ended January 31, 2022	Year Ended July 31, 2021
Patents and trademarks	$ 12,981	$ 11,581
Less: accumulated amortization	(1,500)	(874)
	$ 11,481	$ 10,707

For the six months ended January 31, 2022 and fiscal year ended July 31, 2021, amortization expense was $626 and $874, respectively.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 6: Equipment Financing

In May 2021, the Company obtained a loan to finance the purchase of a vehicle. The loan bears an interest rate of 2.90% and requires monthly payments of $1,367 and matures in May 2024. As of January 31, 2022 and July 31, 2021, the outstanding balance was $36,884 and $44,577, respectively. Future maturities for the loan as of January 31, 2022 are as follows:

For the twelve months ending January 31,		
2023	$	15,542
2023		16,001
2024		5,341
	$	36,884

Note 7: Note Payable (Related Party)

In June 2021, the Company obtained a loan for $500,000 from a member of the board of directors to provide funding for the operations of the Company. The loan is interest free and matures in January 2030. As of January 31, 2022 and July 31, 2021, the outstanding balance was $500,000 and $500,000, respectively.

Note 8: Shareholders' Equity

In August 2021, the Company amended its articles of incorporation to increase its maximum authorized shares from 1,000,000 common shares to 50,000,000 common shares.

Common Stock Issued to Founders

The Company issued 490,000 common shares to the founders of the Company. No cash or property was received in exchange for the issuance of these shares.

Capital Contributions (Related Party)

During the Company's startup phase and throughout the fiscal year ended July 31, 2021 and six months ended January 31, 2022, members of the board of directors made capital contributions to provide funding for the Company's operations. No common shares, property or benefits were provided in exchange for the funds.

Stock Dividend

In August 2021, the board approved a stock dividend to provide a multiple of 39.61 common shares for every one share outstanding resulting in the issuance of 19,507,494 common shares.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 8: Shareholders' Equity (continued)

Common Shares Issued via Crowdfunding Offering

In September 2021, the Company initiated an equity offering to raise capital for operations pursuant to Regulation Crowdfunding through the broker-dealer StartEngine. Under the offering, up to 1,070,000 common shares were made available for purchase at $1.00 per share. The offering closed on April 1, 2022. For the six months ended January 31, 2022, a total of 512,084 common shares were issued and provided net proceeds of $399,469.

Common Shares Issued to Consultants

In December 2021, the Company entered an agreement for consulting services. The terms of the agreement include stock-based compensation of 200,000 common shares in December 2021 and the commitment for future issuances of 350,000 common shares over the next twelve months. The agreement also requires additional stock-based compensation pending the close of future equity offerings to provide common shares in the amount to make the consultant a holder of 3.5% of total outstanding common shares. For the six months ended January 31, 2022 and fiscal year ended July 31, 2021, the Company recognized stock-based compensation of $200,000 and $0, respectively.

Note 9: Stock Option Plan

In May 2021, the Company adopted the 2021 Stock Incentive Plan (the "Plan") which authorizes the board of directors to grant up to 50,000 stock options to employees and consultants. Under the Plan, incentive stock options and nonstatutory stock options may be granted at prices equal to at least the fair market value of common stock at the date of grant and with terms that may not exceed 10 years. As of January 31, 2022, there were no awards or issuances from the Plan.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 10: Selling and Administrative Expenses

Selling and administrative expenses consist of the following:

	Six Months Ended January 31, 2022	Year Ended July 31, 2021
Stock-based compensation (Note 8)	$ 200,000	$ -
Salaries and wages	90,485	-
Professional fees	61,213	25,462
Marketing and advertising	60,724	84,387
Rent	24,313	21,857
Office supplies and expenses	20,099	9,397
Vehicle expenses	18,878	12,077
Computer and internet expenses	16,464	5,051
Travel	13,705	21,123
Taxes and fees	13,233	1,600
Depreciation and amortization expense	10,783	4,949
Insurance	9,670	3,231
Meals and entertainment	2,733	2,570
Bank fees	1,146	743
Other expenses	2,448	9,244
Total selling and administrative expenses	$ 545,894	$ 201,691

Note 11: Operating Leases

In April 2021, the Company entered a three year lease agreement for the use of office and warehouse space. The lease requires minimum payments of $2,756 and expires in March 2024.

Future minimum lease payments for operating leases are as follows:

12 months ending January 31,	
2023	$ 33,072
2024	33,072
2025	5,512
	$ 71,656

18

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 12: Related Party Transactions

The Company obtained a loan of $500,000 from a member of the board of directors (Note 7).

For the six months ended January 31, 2022 and fiscal year ended July 31, 2021, the Company received capital contributions from members of the board of directors totaling $91.626 and $129,991, respectively (Note 8).

Note 13: Subsequent Events

As described Note 8, the Company performed an equity offering to raise capital pursuant to Regulation Crowdfunding through the broker-dealer StartEngine. The offering closed on April 1, 2022. For the period February 1, 2022 through April 1, 2022, an additional 199,013 common shares were issued and provided net proceeds of $191,826.